

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-mail
Danielle Olsen
Principal Executive Officer
Mobile Vault, Inc.
3384 La Canada Drive, Suite 1
Cameron Park, CA 95682

      Re: Mobile Vault, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed August 18, 2011
             File No. 333-175158

Dear Ms. Olsen:

We have reviewed your amended filing and response letter dated August 18, 2011 and have the following comments. References to prior comments in this letter relate to comments in our letter dated July 25, 2011.

Cover Page

1.   Please remove the introductory phrase "If all the shares are not sold" from the beginning of the fourth paragraph.

Summary Information about Mobile Vault, page 3

2.   We note your revisions in response to prior comment 5 indicating your prospective business plans; however, it does not appear that you clearly disclose the current status of your business activities. As previously indicated, please state clearly and unambiguously at the beginning of your discussion in the summary section that you currently have no products, customers or revenues. Further, on page 9, your statement that you will compete "in your current and proposed businesses" is unclear to the extent that you have no current operations. Please revise for clarification.

Risk Factors, page 5

3.   We note your revisions in response to prior comment 8 and we reissue our comment in part. Specifically, you state that factors that could cause or contribute to such differences include, "but are not limited to," those discussed below. As previously requested, please revise your statement to eliminate the language in quotation marks and clarify that the risk factors listed in this section constitute the most significant risks.

Danielle Olsen
Mobile Vault, Inc.
September 8, 2011
Page 2

<u>"The company's CEO and President has obligations…," page 8</u>

4.	We note your added risk factor in response to prior comment 15. Please tell us how your statement that your CEO and President, who is also a director of the company, will resolve conflicts of interest in favor of her current employer Dental Creek Tunnel is consistent with her fiduciary duties.

<u>Employees and Employment Agreements, page 24</u>

5.	In response to prior comment 17, you state that Ms. Olsen has agreed to fund overhead expenses for the next twelve months. Your disclosure on page 24 states that in the event the company does not have adequate proceeds from this offering, your sole officer and director has verbally agreed to fund the overhead expenses. Please quantify, to the extent possible, your anticipated overhead expenses for the next twelve months.

<u>Summary Compensation Table, page 30</u>

6.	The introductory paragraph to the summary compensation table currently states that the table sets forth the "cash compensation" paid to your names executive officers "since May 18, 2011 (Inception)." Please revise your disclosure to state that the table sets forth the "compensation" paid to your named executive officers for "the last completed fiscal year ended May 31, 2011," or advise.

	Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or, in her absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

			Sincerely,

			/s/ Maryse Mills-Apenteng

			Maryse Mills-Apenteng
			Special Counsel